Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.01 per share, of Ready Capital Corporation and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: August 5, 2025

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

HOWARD AMSTER

_____
/s/ Howard Amster
Date: August 5,2025

HOWARD AMSTER 2019 Charitable Remainder Unitrust #1 U/A 05/20/2019
By: /s/ Howard Amster
_____
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

HOWARD AMSTER 2019 Charitable Remainder Unitrust #2 U/A DTD 05/20/2019

By: /s/ Howard Amster
_____
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

HOWARD AMSTER 2019 Charitable Remainder Unitrust #3 U/A DTD 05/20/2019

By: /s/ Howard Amster
_____
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

HOWARD AMSTER 2019 Charitable Remainder Unitrust #4 U/A DTD 05/20/2019

By: /s/ Howard Amster
_____
Name: Howard Amster
Title: Trustee
Date: August 5, 2024

HOWARD AMSTER 2019 Charitable Remainder Unitrust #7 U/A DTD 05/20/2019

By: /s/ Howard Amster
_____
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

AMSTER LIMITED PARTNERSHIP

By: /s/ Howard Amster
Name: Howard Amster
Title: General Partner
Date: August 5, 2025

LAUGHLIN HOLDINGS, LLC

By: /s/ Howard Amster
Name: Howard Amster
Title: President, Pleasant Lake Apts. Corp., General Partner of Pleasant Lake Apartments LP, General Partner of Laughlin Holdings, LLC
Date: August 5,2025

PLEASANT LAKE APARTMENTS LP

By: /s/ Howard Amster
Name: Howard Amster
Title: President of Pleasant Lake Apts. Corp., General Partner
Date: August 5, 2025

RAMAT SECURITIES, LTD

By: /s/ Howard Amster
Name: Howard Amster
Title: Authorized Representative
Date: August 5, 2025

PLEASANT LAKE APARTMENTS CORP.

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: August 5, 2025

HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022

By:/s/ Howard Amster
Name; Howard Amster
Title: Trustee

Page 3

Date: August 5, 2025

HOWARD AMSTER FOUNDATION

By: /s/ Howard Amster
Name: Howard Amster
Title: President
Date: August 5, 2025

NewAx Inc.

By: /s/ Howard Amster
Name: Howard Amster
Title: Director
Date: August 5, 2025

Pleasant Lake Skoien Investments LLC

By:/s/ Howard Amster
Name; Howard Amster
Title: President Pleasant Lake Apartments Corp.,
General Partner of Pleasant Lake Apartments LP,
Managing Member of Pleasant Lake Skoien
Investments LLC
Date: August 5, 2025

**Howard Amster 2019 Charitable Remainder
Unitrust #5 U/A DTD 05/20/2019**

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: August 5,2025

**Howard Amster 2021 Charitable Remainder
Unitrust #1 U/A DTD 08/10/2021**

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

**Howard Amster 2021 Charitable Remainder
Unitrust #2 U/A DTD 08/10/2021**

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: August 5,2025

**Howard Amster and Tamra Gould Charitable
Remainder Unitrust U/A DTD 03/18/1993**

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: August 5, 2025

Page 4

Howard Amster Charitable Remainder Unitrust U/A DTD 04/22/1998

By: /s/ Howard Amster
    Name: Howard Amster
    Title: Trustee
Date: August 5, 2025

Howard Amster Charitable Remainder Unitrust U/A DTD 01/11/2005

By: /s/ Howard Amster
    Name: Howard Amster
    Title: Trustee
    Date: August 5,2025

Horizon Group Properties Inc.

By: /s/ Howard Amster
    Name: Howard Amster
    Title: Director
    Date: August 5,2025